COMPANY:          FIRSTCOM CORPORATION
TICKER:           FCLX
EXCHANGE:         NASDAQ SMALL CAP MARKET

FORM TYPE:        425

DOCUMENT DATE:    JUNE 28, 2000
FILING DATE:      JUNE 29, 2000

Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  FirstCom Corporation
Commission File No.:  001-14107

For Further Information:

Contact:
Richard Cooper
Investor Relations
(516) 829-7111

      FirstCom Announces Filing of Amendment to Preliminary Proxy Materials

CORAL GABLES, Fla.--(BUSINESS WIRE)--June 28, 2000--FirstCom Corporation (Nasdaq:FCLX ; "FirstCom" or the "Company") an emerging facilities-based communications provider with fiber optic networks in Chile, Peru and Colombia, reported today that it had filed amended proxy materials. The Company's filing was in furtherance of the formal review process by the United States Securities and Exchange Commission (the "SEC") of the proxy statement/prospectus relating to FirstCom's pending merger with AT&T Latin America.

         Mr. John Haigh, President of AT&T's International Ventures Organization stated, "We continue to work diligently to complete the SEC review process and continue to work together with FirstCom's management team to complete the merger of AT&T Latin America and FirstCom and build our Latin American business."

         Mr. Patricio E. Northland, Chairman, President and CEO of FirstCom stated, "I would like to express my appreciation to our shareholders for their patience during this process and continue to be optimistic that we will complete this process as quickly as possible. We look forward to mailing a final proxy statement to our shareholders soon, after completing the SEC review process."

         FirstCom Corporation is rapidly emerging as a premier provider of broadband integrated Internet/data, voice and video telecommunications services to business customers in Chile, Peru and Colombia. FirstCom operates state-of-the-art fiber optic ATM/IP networks in these countries providing high-speed Internet/data connectivity that facilitates the delivery of content to the business community. FirstCom also operates as a competitive long-distance carrier in Chile and Peru.


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         AT&T Latin America will provide first mile data, Internet and voice connectivity, while providing the knowledge and experience to partner with business customers to make a lasting difference. It will establish a full range of innovative high-quality business services, one-stop shopping and customer service in countries where it operates.

         Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause the Company's actual results or outcomes to be materially different from those anticipated and discussed herein. The matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors detailed in the Company's filings with the SEC which readers are urged to read carefully in assessing the forward looking statements contained herein.

         In addition to FirstCom's filing of a preliminary proxy statement with the SEC, in connection with the FirstCom/AT&T Latin America merger, FirstCom will file a definitive proxy statement and AT&T will file a registration statement on Form S-4 with the SEC. We urge investors and security holders to read the definitive proxy statement and registration statement when they are available before they make a decision concerning the merger. Security holders may obtain a free copy of those documents (when available) and other documents filed by FirstCom Corporation at the SEC's web site at www.sec.gov. In addition, documents filed with the SEC by FirstCom may also be obtained from FirstCom Corporation by directing such request to FirstCom Corporation, 220 Alhambra Circle, Coral Gables, Florida 33134, Attention: General Counsel, Thomas C. Canfield (305) 459-6300.

         The Members of the Board of Directors of FirstCom Corporation are Patricio E. Northland, George Cargill, Andrew Hulsh and David Kleinman. As of the date hereof, there are no other "participants in the solicitation," within the meaning of Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Information concerning the directors is set forth in the Preliminary Proxy statement filed with the SEC.